April 28, 2008

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

     RE: Union Pacific Corporation
           Form 10-K for the Year Ended December 31, 2007
           File Number: 001-06075

Dear Mr. Totusek:

We have reviewed your April 1, 2008 correspondence and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within 15 business days from the date of this letter.

Prior Comment Five

1. Please briefly describe for us your track maintenance program and quantify for us the amount of repairs and maintenance that were expensed as incurred for the prior two fiscal years. In addition, quantify for us the amount of internal payroll and payroll related costs that were capitalized as part of property for each of the prior two fiscal years.

2. We note that you capitalize internal payroll costs when the costs are associated with a "qualifying capital project." Please tell us whether personnel whose payroll costs you capitalize are associated with both qualifying and non-qualifying capital projects. If personnel are associated with both types of capital projects, explain to us how you allocate the underlying cost to the two types of capital projects. With regard to personnel who are associated solely with qualifying capital projects, explain to us how you allocate the underlying cost between qualifying capital projects and general and administrative costs.

3. Please describe for us the indirect payroll costs that you capitalize in connection with a "qualifying capital project" and explain to us how you determined that it is appropriate to capitalize these costs. As part of your response, identify any authoritative accounting literature that you considered. Please tell us what, if any, consideration you have given, by analogy, to paragraph 41 of SOP 93-7 and paragraph 31 of SOP 98-1. We note that both of these paragraphs include

guidance that is specifically designed toward the capitalization of internal payroll and payroll related costs and that both utilize the following three prong test to determine whether it is appropriate to capitalize payroll and payroll-related costs:

a. an employee must be directly associated with a project;

b. an employee must devote time to a project; and

c. the time must be spent directly on the project.

In addition, both paragraph 41 of SOP 93-7 and paragraph 31 of SOP 98-1 also prohibit the capitalization of general and administrative and overhead costs.

4. Please explain to us the circumstances when you might (i) replace rail alone without the replacement of ties, (ii) replace ties alone without the replacement of rail, (iii) replace both the rail and ties together, and (iv) replace solely a single rail of a track. As part of your response, (i) describe for us and discuss the frequency that these circumstances occur and (ii) highlight and discuss the circumstances in which the replacements are scheduled ahead of time. (For example, the replacement of a specific rail or tie is scheduled at the beginning of a particular year due to the item's age.)

5. Please also describe for us and discuss the length of rail that is both typically and atypically replaced and the reasons the length may vary. For example, is there a particular length (or lengths) of continuous section of rail that is most frequently replaced? As another example, is there a minimum section of rail that is replaced?

6. In addition, please describe for us and discuss the number of ties that are both typically and atypically replaced and the reasons the number may vary. As part of your response, tell us the circumstances when you replace consecutive ties rather than specifically identified ties within a section of rail. In addition, describe to us any circumstances when you have replaced concrete ties with concrete ties.

7. Please separately explain to us and provide a detailed quantitative analysis to support your determination that (i) the replacement of one quarter of a mile of continuous rail and (ii) the replacement of more than 250 cross ties per mile, both appreciably "extend the useful life and improve safety and operating efficiency" of an asset in order to qualify for capitalization.

It is not clear how these expenditures appreciably extend the useful life and improve safety and operating efficiency of an asset in order to qualify for capitalization. We note, for instance, that one quarter of a mile of rail is not significant when compared to your 32,205 route miles and 50,900 total miles of track. Similarly, 250 cross ties is not significant to the total number of cross ties that support your operations. (Even on a smaller scale, it is our understanding that 250 ties are less than 10% of the number of ties included within one mile of track.)

As part of your analysis, please provide quantitative and other descriptive information (e.g., train speed.) of (i) the specific section of track that will undergo work, both before and after the actual work (i.e., the replacement of its rail or ties), and (ii) the surrounding sections of the track that will undergo work, both before and after the actual work. In other words, we would like to see how a large continuous section of track is impacted by a small section that is in need of repair, and then how a large continuous section of track is benefited by the repair of the small section.

8. Please clarify for us whether the "bridges" you include with other related costs are solely for the construction of new bridges. If it does not relate to the construction of new bridges, describe for us the costs that are incurred and explain to us how you determine which costs are appropriate to capitalize.

9. Similarly, please describe for us the types of costs that are incurred for "signals" and explain to us why it is appropriate to capitalize these costs. It is not clear why the costs that relate to signals are "substantial expenditures that increase the capacity, improve the safety or efficiency, or extend the useful life of an asset," rather than the routine replacement of minor parts. As part of your response, please clarify for us whether the amount capitalized for signals includes internal payroll costs.

10. Please (i) identify all the circumstances in which you perform track surfacing, (ii) explain to us how you determined it is appropriate to capitalize costs associated with track surfacing, and (iii) tell us the period over which you depreciate the costs related to track surfacing and explain to us how you determined this period is appropriate. In addition, clarify for us whether any of the identified circumstances of track surfacing can occur in close proximity of each other with regard to a specific section of track.

11. We note the reference in your response to rail grinding. Please clarify whether your reference to rail grinding is that you capitalize the costs associated with the actual rail grinding or that you capitalize only rail grinding equipment without any capitalization of costs for the actual rail grinding process. If you capitalize any costs associated with the actual rail grinding process, please (i) describe for us the frequency that rail is grinded, including any non scheduled grinding, (ii) tell us the period that you depreciate the capitalized costs of rail grinding, (iii) quantify for us the life of rail both with and without grinding, and (iv) describe for us any maintenance procedures that may exist as an alternate to grinding and tell us whether you employ any of these procedures.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief